Mail Stop 4561

March 12, 2007

George F. Donovan
4960 Conference Way North, Suite 100
Boca Raton, FL 33431

      Re: **Bluegreen Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2005
             Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006,
             and September 30, 2006
             File No. 001-09292

Dear Mr. Donovan:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

                Sincerely,

                Cicely LaMothe
                Accounting Branch Chief